CONFIDENTIAL TREATMENT REQUESTED BY AMCOR PLC FOR CERTAIN PORTIONS OF THIS LETTER PURSUANT TO 17 C.F.R. § 200.83 (“RULE 83”)

May 25, 2023

Via EDGAR
Ms. Claire Erlanger
Ms. Melissa Gilmore
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Amcor plc
Form 10-K for the Year Ended June 30, 2022
Form 10-Q for the Quarter Ended December 31, 2022
Form 8-K furnished February 7, 2023
File No. 001-38932

Dear Ms. Erlanger and Ms. Gilmore,

On behalf of Amcor plc, a company organized under the laws of Jersey, Channel Islands (the “Company”), below please find our responses to the comment letter to Mr. Casamento, the Chief Financial Officer of the Company, dated May 11, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses. Page numbers and table numbers in the Company’s responses correspond to page numbers and table numbers, respectively, in the Company’s applicable filing with the Commission.

Please note that certain confidential information contained in this letter was omitted by means of redacting a portion of the text. The symbol “[****]” has been inserted in place of the omitted portions (the “redacted information”). Copies of this letter containing the redacted information have been filed separately with the Commission subject to a request for confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 CFR §200.83). The Company requests that the redacted information be maintained in confidence, not be made part of any public record, and not be disclosed to any person (other than the Staff) as they contain confidential information.

Form 10-K for the Year Ended June 30, 2022
Note 21. Segments, page 97

1.Staff’s Comment: We note that in your response to our prior comment 4 you have provided gross profit margin trends for your five operating segments. Please provide us with the applicable revenue amounts for each historic and forecasted period.

***CONFIDENTIAL TREATMENT REQUESTED BY AMCOR PLC FOR CERTAIN PORTIONS OF THIS LETTER PURSUANT TO RULE 83***

Response: In response to the Staff’s comment, the five Flexibles operating segments’ revenue amounts for each historic and forecasted period are shown below:

Net Revenue(1), $ in millions	Flexibles North America	Flexibles Latin America	Flexibles Europe, Middle East & Africa	Flexibles Asia Pacific	Specialty Cartons
Fiscal Year 2021 Actual	[****]	[****]	[****]	[****]	[****]
Fiscal Year 2022 Actual	[****]	[****]	[****]	[****]	[****]
Fiscal Year 2023 Budget	[****]	[****]	[****]	[****]	[****]
Fiscal Year 2023 YTD (9 months) Actual	[****]	[****]	[****]	[****]	[****]
Fiscal Year 2023 Forecast	[****]	[****]	[****]	[****]	[****]
Fiscal Year 2024 Forecast	[****]	[****]	[****]	[****]	[****]
Fiscal Year 2025 Forecast	[****]	[****]	[****]	[****]	[****]
Fiscal Year 2026 Forecast	[****]	[****]	[****]	[****]	[****]
(1) Includes intercompany revenues among the five Flexibles operating segments.

As noted in the Company’s filings with the Commission, the pass through of raw material cost changes to customers can have a significant impact on revenue. The Company noted in the Form 10-K for the Year Ended June 30, 2022, in the Results of Operations section (page 31), that the pass through of raw material price increases to customers resulted in a revenue increase of approximately $1,091 million in the Flexibles reportable segment. The Company noted in the Form 10-Q for the Quarter Ended March 31, 2023, in the Results of Operations section (page 40), that the pass through of raw material price increases to customers resulted in a year-to-date revenue increase of $492 million in the Flexibles reportable segment. The significant increase in revenue during these periods was broadly offset by a corresponding increase in cost of sales. In addition, foreign currency impacts can be significant, with the Flexibles reportable segment revenue reduced by $248 million in fiscal year 2022 versus fiscal year 2021 and reduced by $419 million for the nine months ended March 31, 2023 versus the corresponding period of the prior fiscal year. The Company’s sale of its Russian operations in December 2022 is reducing revenues for the second half of fiscal year 2023 and will reduce revenues for the first half of fiscal year 2024 for the Company’s Flexibles Europe, Middle East, and Africa operating segment and Specialty Cartons operating segment versus the comparative periods. The impact of the sale of the Company’s Russian operations on revenue is more pronounced in the Specialty Cartons business as the Russian operations constituted a larger share of this operating segment’s business. The Company’s forecasted revenues assume stable raw material pricing and level exchange rates through the forecast period.

In assessing the similarity of sales trends in reference to ASC 280-10-55-7A, the Company considers several factors, including whether there is similarity in the factors that drive changes in revenue across the five Flexibles operating segments. Sales in all five Flexibles operating segments are impacted similarly by changes in general economic conditions that impact consumer spending, such as food price inflation. The Company notes that there is similarity in the Company’s customer base as described in the Company’s response to the Staff’s prior comment 4, with all five Flexibles operating segments selling to large global key accounts as well as to smaller regional customers. The Company employs a common approach to working with global customers across all five Flexibles operating segments, assigning one senior executive to each of the largest customers as a single point of contact across different operating

***CONFIDENTIAL TREATMENT REQUESTED BY AMCOR PLC FOR CERTAIN PORTIONS OF THIS LETTER PURSUANT TO RULE 83***
segments. In addition, the Company’s Global Management Team was expanded to include a Senior Vice President of Global Sales and Marketing in October 2022 to further leverage and expand relationships with and revenues from global key accounts, including increasing the weighting in Latin America and Asia Pacific as well as further leveraging innovation and the roll out of recycle-ready product specifications globally.

As noted in the response to the Staff’s prior comment 4, the Company’s Specialty Cartons operating segment operates in a low growth, competitive environment with high customer concentration. Specialty Cartons’ main market has been declining globally over the last several years and is expected to continue to decline over the forecast period. However, the Company has been successful at outperforming the overall market as the Specialty Cartons operating segment has gained market share and is actively pursuing new avenues for growth, including new alternatives for fiber-based packaging for food products. While the revenue of the Specialty Cartons business is expected to moderately decline during the forecast period, the Company expects to maintain its leading position in this market, similar to the leading position it retains in the various markets served by the other four Flexibles operating segments and is growing in line with or ahead of the market, similar to growth patterns projected for the other four Flexibles operating segments. Sales growth in the Flexibles Asia Pacific operating segment is expected to be higher primarily due to the Company’s recently completed, in-progress, and planned investments in the region and an increase in the region’s sustainable packaging portfolio.

In conclusion, the Company believes that sales trends among its five Flexibles operating segments are similar after considering the total mix of available information. The Company increasingly leverages its global functions and expertise and negotiates many of its larger key account customer contracts globally, with certain contracts impacting several operating segments. Therefore, trends in one operating segment can increasingly impact other operating segments also, leading to further similarity in the sales trends impacting the Company’s five Flexibles operating segments. The Company believes the aggregation of the five Flexibles operating segments into one reportable segment is appropriate based on reasonable judgment and the criteria set forth in ASC 280-10-50-11 as the five Flexibles operating segments exhibit similar economic characteristics, including similar prospective sales trends and gross margins, and are similar in the nature of products and services, nature of the production process, types of customers, methods of distributing products, and have a similar regulatory environment.

Form 8-K furnished February 7, 2023
Exhibit 99.1 Earnings Release, page 14

2.Staff’s Comment: We note from your response to our prior comment 6 that you use Adjusted Free Cash Flow as a financial performance measure. Please revise to reconcile only to the most directly comparable GAAP measure, which would be net income, rather than “net cash used from operating activities.” Refer to item (10)(e)(i)(B) of Regulation S-K. Also, please explain to us, and revise your disclosure in future filings, to provide more detail including the quantification and nature of the cost components included in the adjustment for “Russia-Ukraine conflict impacts, material transaction and integration related costs.”

Response: The Company acknowledges the Staff’s comment and the guidance in Item (10)(e)(i)(B) of Regulation S-K and will, in future filings, reconcile Adjusted Free Cash Flow only

***CONFIDENTIAL TREATMENT REQUESTED BY AMCOR PLC FOR CERTAIN PORTIONS OF THIS LETTER PURSUANT TO RULE 83***
to net income in a format similar to what follows and further detail the nature of the adjustments incorporated in this non-GAAP measure. The following table outlines the proposed revised disclosure using the nine months ended March 31, 2023 and 2022, respectively, as an example for illustrative purposes only, with the footnotes to the table addressing the quantification and nature of the cost components included in the adjustment for “Russia-Ukraine conflict impacts, material transaction and integration related costs” referenced in the Company’s previous presentation of Adjusted Free Cash Flow:

***CONFIDENTIAL TREATMENT REQUESTED BY AMCOR PLC FOR CERTAIN PORTIONS OF THIS LETTER PURSUANT TO RULE 83***

	Nine Months Ended March 31, 2022				Nine Months Ended March 31, 2023
($ million)	EBITDA	EBIT	Net Income	EPS (Diluted US cents)(1)	EBITDA	EBIT	Net Income	EPS (Diluted US cents)(1)
Net income attributable to Amcor	696	696	696	45.6	868	868	868	58.1
Net income attributable to non-controlling interests	7	7			6	6
Tax expense	196	196			125	125
Interest expense, net	100	100			189	189
Depreciation and amortization	433				425
EBITDA, EBIT, Net income, and EPS	1,432	999	696	45.6	1,613	1,188	868	58.1
2019 Bemis Integration Plan	26	26	26	1.7	—	—	—	—
Net loss on disposals(2)	9	9	9	0.6	—	—	—	—
Impact of hyperinflation	10	10	10	0.6	19	19	19	1.3
Property and other losses, net(3)	23	23	23	1.5	—	—	—	—
Pension settlements	3	3	3	0.3	—	—	—	—
Russia-Ukraine conflict impacts(4)	—	—	—	—	(156)	(156)	(156)	(10.4)
Other	4	4	4	0.3	2	2	2	—
Amortization of acquired intangibles(5)		122	122	8.0		120	120	8.0
Tax effect of above items			(36)	(2.4)			(45)	(2.9)
Adjusted EBITDA, EBIT, Net income and EPS	1,507	1,196	857	56.2	1,478	1,173	808	54.1
Reconciliation of adjusted growth to comparable constant currency growth
% growth - Adjusted EBITDA, EBIT, Net income, and EPS					(2)	(2)	(6)	(4)
% items affecting comparability(6)					3	3	3	4
% currency impact					3	3	4	4
% comparable constant currency growth					4	4	1	4
Adjusted EBITDA	1,507				1,478
Interest paid, net	(72)				(169)
Income tax paid	(163)				(130)
Purchase of property, plant, and equipment and other intangible assets	(373)				(382)
Proceeds from sales of property, plant, and equipment and other intangible assets	7				12
Movement in working capital	(647)				(801)
Other	4				6
Adjusted Free Cash Flow	263				14
(1) Calculation of diluted EPS for the nine months ended March 31, 2023 and 2022 excludes net income attributable to shares to be repurchased under forward contracts of $6 million and $2 million, respectively.
(2) Net loss on disposals for the nine months ended March 31, 2022 includes an expense of $9 million, triggered by the disposal of non-core assets.
(3) Property and other losses, net includes property and related business losses primarily associated with the destruction of the Company's Durban, South Africa, facility during general civil unrest in July 2021, net of insurance recovery.
(4) Includes the net gain on disposal of the Russian business of $215 million and incremental restructuring and other costs attributable to Group-wide initiatives to offset divested earnings from the Russian business of $59 million.
(5) Amortization of acquired intangible assets from business combinations.
(6) Reflects the impact of acquired, disposed, and ceased operations.

****

***CONFIDENTIAL TREATMENT REQUESTED BY AMCOR PLC FOR CERTAIN PORTIONS OF THIS LETTER PURSUANT TO RULE 83***
We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at +41 (0)44 316 1717 or Jessica S. Lochmann, Foley & Lardner LLP, at (414) 297-5817.

Sincerely,

/s/ Michael Casamento
Michael Casamento
Chief Financial Officer

cc:
Julie Sorrells
Amcor plc

Jessica S. Lochmann
Foley & Lardner LLP